27 July 2015

ISSUED ON BEHALF OF RELX PLC AND RELX NV

Transactions in own shares

RELX PLC announces that today, it purchased (through J.P. Morgan Securities plc) 105,800 RELX PLC ordinary shares at a price of 1081.851p per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX PLC holds 85,125,935 ordinary shares in treasury, and has 1,121,331,761 ordinary shares in issue (excluding treasury shares). Since 2 January 2015 RELX PLC has purchased 15,427,600 shares.

RELX NV announces that today, it purchased (through J.P. Morgan Securities plc) 94,200 RELX NV ordinary shares at a price of €14.5299 per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX NV holds 49,554,894 ordinary shares in treasury, and has 997,796,369 ordinary shares in issue (excluding treasury shares). Since 2 January 2015 RELX NV has purchased 8,256,350 shares.